Mail Stop 3030

                                                                 July 13, 2018

     Harry Simeonidis
     President
     Glucose Biosensor Systems (Greater China) Holdings, Inc.
     733 Third Avenue, Floor 15
     New York, New York 10017

            Re: Glucose Biosensor Systems (Greater China) Holdings, Inc. Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted June 19, 2018
                    CIK No. 0001725430

     Dear Mr. Simeonidis:

           We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     Offering Circular

     Offering Procedure, page 55

     1. Please reconcile the duration of your offering disclosed in the first paragraph of this section with the information on your offering circular cover. Also reconcile your disclosure regarding the definition of change in control disclosed on pages 12 and 62, and your anti-takeover disclosures at the top of page 45 and in the second and third subsections on page 91 with exhibit 2.4.

     2. We note your disclosure that subscribers have no right to a return of their funds during the Minimum Offering Period. Please clarify whether subscribers after the Minimum
            Offering Period can revoke their subscriptions and have their funds returned.
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
July 13, 2018
Page 2

3. We note your disclosure on your offering circular cover that you will effect a reverse split immediately prior to completion of the offering and that your disclosure gives effect to the reverse split. Given the potential for multiple closings that you mention on page 46, it is unclear whether investors who receive shares before the final closing will receive more than one share for each $12.00 investment. If investors could receive pre-split shares, it is unclear how you will handle fractional shares resulting from the split. Please revise to clarify. Likewise, where your disclosure refers to action you will take prior to the closing or consummation of the offering like on pages 78 and 79, please clarify which closing you mean.

Description of Business, page 58

4. Please revise your analysis in response to the second sentence of prior comment 4 to address where your officers currently direct, control and coordinate your activities. Also, ensure that your disclosure appropriately addresses your plans for operations in the
       United States and Dr. Caminis' role.

Certain Steps to Commercialization, page 64

5. Please expand your revisions in response to prior comment 1 to clarify the status of development of the GBS System. For example, it is unclear what you mean by "at the prototype stage." Have you developed a functioning product with the capabilities you disclose? Also revise to clarify the "significant work" in relation to product development that remains, as referenced on page 65.

Security Ownership . . ., page 87

6. Please address that part of prior comment 5 seeking disclosure of the natural persons who have or share voting and/or dispositive power over the shares held by Life Science
       Biosensor Diagnostics.

Interim Financial Statements

7. Please report comprehensive income as required by ASC 220-10-45. In that regard, it does not appear that you have provided all of the required financial statements.

Consolidated Statements of Cash Flows, page F-7

8. Please revise to measure and present the impact of changes in foreign currency exchange rates on cash and equivalents pursuant to ASC 830-230-45-1 and the related implementation guidance at ASC 830-230-55-1. In that regard, the foreign currency translation adjustment should not appear as a reconciling item in the body of the statement of cash flows. Also, note that the impact of changes in exchange rates on cash
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
July 13, 2018
Page 3

       and cash equivalents and the foreign currency transaction adjustment are not interchangeable measurements.

Exhibits

9.     We note your response to prior comment 9. Please identify in your exhibit index the
       agreements mentioned on pages 51 and 52. Also file your agreement with Dr. Caminis mentioned on page 77.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                                           Sincerely,

                                                           /s/ Russell Mancuso

                                                           Russell Mancuso
                                                           Branch Chief
                                                           Office of
Electronics and Machinery


cc: Gary J. Simon--Hughes Hubbard & Reed LLP